U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
UNDER THE SECURITIES EXCHANGE ACT OF 1934

EMC Metals Corp.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

268665106
(CUSIP Number)

     Kudu Partners, L.P.
2310 N. Molter Road, Suite 309
Liberty Lake, WA 99019
(509) 207-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 14, 2013
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 268665106

(1)	Names of Reporting Persons

Kudu Partners, L.P.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

(3)	SEC Use Only

(4)	Source of Funds

WC

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

[ ]

(6)	Citizenship or Place of Organization

Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power: 0

(8)	Shared Voting Power: 31,886,166 common shares(1)(2)

(9)	Sole Dispositive Power: 0

(10)	Shared Dispositive Power: 31,886,166 common shares(1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

31,886,166 common shares(1)(2)

(1)	31,886,166 common shares are owned by Kudu Partners, L.P. William Lupien, managing member of Kudu Partners, L.P., has dispositive and voting power over these shares.

(2)	Includes beneficial ownership of 5,000,000 common shares which may be acquired on conversion of convertible notes.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11)

18.7%

(14)	Type of Reporting Person (See Instructions)

OO

CUSIP No.: 268665106

(1)	Names of Reporting Persons

William Lupien

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)

(a) [ ]
(b) [ ]

(3)	SEC Use Only

(4)	Source of Funds

PF

(5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

(6)	Citizenship or Place of Organization

United States

Number of Shares Beneficially Owned by Each Reporting Person With:

(7)	Sole Voting Power: 0

(8)	Shared Voting Power: 31,886,166 common shares(1)(2)

(9)	Sole Dispositive Power: 0

(10)	Shared Dispositive Power: 31,886,166 common shares(1)(2)

(11)	Aggregate Amount Beneficially Owned by Each Reporting Person

31,886,166 common shares(1)(2)

(1)	31,886,166 common shares are owned by Kudu Partners, L.P. William Lupien, managing member of Kudu Partners, L.P., has dispositive and voting power over these shares.

(2)	Includes beneficial ownership of 5,000,000 common shares which may be acquired on conversion of convertible notes.

(12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

(13)	Percent of Class Represented by Amount in Row (11)

18.7%

(14)	Type of Reporting Person (See Instructions)

IN

Item 1	Security and Issuer

This statement relates to the common stock of EMC Metals Corp. (the “Issuer”) having its principal executive office at 1430 Greg Street, Suite 501, Sparks, Nevada, 89431.

Item 2	Identity and Background

This Statement is filed by Kudu Partners, L.P. and William Lupien (the “Reporting Persons”). William Lupien is the managing member of Kudu Partners, L.P. and has voting and dispositive power with respect to shares owned by Kudu Partners, L.P.

Kudu Partners, L.P. is a limited partnership. The address of its principal office is 2310 N. Molter Road, Suite 309, Liberty Lake, Washington, 99019. It is a pooled investment hedge fund.

William Lupien is a citizen of the United States of America. Mr. Lupien is a businessman residing at 6323 E. Dewey Drive, Coeur d’Alene, Idaho, 83814.

During the five years prior to the date hereof, none of the Reporting Persons have been convicted in a criminal proceeding or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3	Source and Amount of Funds or Other Consideration

On March 14, 2013, Kudu Partners, L.P. purchased $250,000 of convertible debentures of the Issuer, each convertible debenture being convertible into common shares of the Issuer at a conversion price of $0.05 per share until February 22, 2014.

Item 4.	Purpose of Transaction

Kudu Partners, L.P. acquired the convertible debentures for investment purposes.

Depending on market conditions, its continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional shares of the Issuer. Except as set forth above, the Reporting Persons do not have any present plans which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	Any action similar to any of those enumerated above.

Item 5	Interest in Securities of the Issuer

(a)

Kudu Partners, L.P. holds 26,886,166 common shares of the Issuer and may acquire an additional 5,000,000 common shares of the Issuer on conversion of convertible notes, representing in the aggregate 18.7% of the issued and outstanding shares of the Issuer (based on the Issuer's quarterly report on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2013). William Lupien, managing member of Kudu Partners, L.P., has dispositive and voting power over these shares.

(b)	Regarding the number of shares as to which such person has:

	(i)	sole power to vote or to direct the vote: See line 7 of cover sheets

	(ii)	shared power to vote or to direct the vote: See line 8 of cover sheets

	(iii)	sole power to dispose or to direct the disposition: See line 9 of cover sheets.

	(iv)	shared power to dispose or to direct the disposition: See line 10 of cover sheets

(c)	None of the Reporting Persons have effected any transaction in the common stock of the Issuer during the last 60 days.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, shares beneficially owned by any of the Reporting Persons.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

A. Joint Filing Agreement

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

       February 13, 2014
Date

KUDU PARTNERS, L.P.

By:         /s/ William Lupien
William Lupien, Managing Member

By:       /s/ William Lupien
      WILLIAM LUPIEN

Exhibit A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, each of the undersigned Reporting Persons hereby agrees to the joint filing, along with all other such Reporting Persons, on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the common shares of EMC Metals Corp., and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts, all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, each of the undersigned hereby executes this Agreement as of this 13th day of February, 2014.

KUDU PARTNERS, L.P.

By:     /s/ William Lupien
      William Lupien, Managing Member

By:     /s/ William Lupien
      WILLIAM LUPIEN